UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

COSMOS GROUP HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78637 Q208

(CUSIP Number)

Asia Cosmos Group Limited
Miky Y.C. Wan
c/o Cosmos Group Holdings Inc.
Rooms 1309-11, 13th Floor, Tai Yau Building
No. 181 Johnston Road
Wanchai, Hong Kong
852 3188 9363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78637 Q208	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Asia Cosmos Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 170,385,113
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 170,385,113
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,385,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.64%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 78637 Q208	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Miky Y. C. Wan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R., China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 170,385,113
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 170,385,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,385,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.64%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78637 Q208	13D	Page 4 of 6 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Cosmos Group Holdings Inc., a Nevada corporation (the "Company"). The principal executive office of the Company is located at Rooms 1309-11, 13th Floor, Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong.

Item 2. Identity and Background

(a)      This Schedule 13D is being jointly filed by Asia Cosmos Group Limited, a Hong Kong private limited liability company ("ACOSG"), and Miky Y.C. Wan (collectively, the "Reporting Persons").

(b)      The address of the principal business of the Reporting Persons is do Cosmos Group Holdings Inc., Rooms 1309-11, 13th Floor, Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong.

(c)      ACOSG is an investment holdings company that is wholly owned by Miky Y.C. Wan. Ms. Wan also serves as the sole executive officer and director of ACOSG. The principal occupation of Ms. Wan is a business woman.

(d)      During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)       Ms. Wan is a citizen of Hong Kong, S.A.R., China. ACOSG was incorporated under the laws of British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

On February 15, 2016, the Company sold to Asia Cosmos Group Limited, a private limited liability company incorporated under the laws of Hong Kong ("ACOSG"), 10,000,000 shares of its common stock at a per share price of $0.027. The Company relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company's securities to ACOSG

On January 13, 2017, the Company sold 200,000,000 shares of its common stock to ACOSG at a per share price of $0.001 per share for aggregate consideration of US $200,000. The Company relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company's securities to ACOSG.

The funds used to acquire the foregoing shares of common stock of the Company were provided through ACOSG's working capital. ACOSG's working capital was obtained through capital contributions of Ms. Wan.

Item 4. Purpose of Transaction

The acquisition by the Reporting Persons of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Persons intend to review its or her investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of her investment in the Company.

CUSIP No. 78637 Q208	13D	Page 5 of 6 Pages

As an executive officer, director and significant stockholder in the Company, Ms. Wan may vote her shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)            The percentages used herein are calculated based upon 429,848,898 shares of the Common Stock outstanding as of May 12, 2017.

(b)            ACOSG is the direct owner of 170,385,113 shares of Common Stock (the "Shares") representing approximately 39.64% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. Ms. Miky Y.C. Wan is the sole shareholder, executive officer and director of ACOSG and is deemed to have beneficial ownership of the Shares. Ms. Wan has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c)            Except as set forth below, the Reporting Persons did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

On April 5, 2017, ACOSG transferred an aggregate of 39,614,887 shares of Common Stock of the Company for no consideration to 19 of its employees and or consultants in appreciation of their contribution and performance at ACOSG. As a condition of such transfer, each transferee agreed not to assign such securities within one year from the date of assignment.

(d)            Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to be Filed as Exhibits

None

CUSIP No. 78637 Q208	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2017	Asia Cosmos Group Limited

By: /s/ Miky Y. C. Wan
Miky Y. C. Wan
Its: Chief Executive Officer

/s/ Miky Y. C. Wan
Miky Y. C. Wan